CENTRAL FUND ANNOUNCES FILING OF FORM 40-F WITH SEC

For Immediate Release to
Marketwire and
U. S. Disclosure Circuit

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)
NYSE AMEX EQUITIES SYMBOL:  CEF

TORONTO, Ontario (December 15, 2011) - Central Fund of Canada Limited (“Central Fund”) is pleased to announce that it has filed its annual report on Form 40-F for the fiscal year ended October 31, 2011 with the United States Securities and Exchange Commission.  A copy of the Form 40-F is now available on Central Fund’s website at www.centralfund.com/Financials.html.

Investors may request a printed copy of the complete audited financial statements, free of charge, by email to info@centralfund.com or by mail to Central Fund of Canada Limited, Hallmark Estates, #805, 1323 – 15th Avenue S.W., Calgary, Alberta T3C 0X8, Canada, Attention: Catherine A. Spackman, Treasurer and Chief Financial Officer.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2011, the Class A shares of Central Fund were backed 98.8% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information, please contact:
J.C. Stefan Spicer, President and CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878